Tax-Free High Yield

Prospectus for Tax-Free Funds dated 7/1/04.

The statement about the funds' weighted average maturity is being changed to state:
The fund's weighted average maturity is expected to exceed 15 years but may be less than that when, in the judgment of the portfolio manager a shorter weighted average maturity is in the best interest of the fund.

Board approval was required
(Executive Committee Action)